GROUP NINE acquisition CORP.

568 Broadway, Floor 10

New York, New York 10012

January 12, 2021

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:	Todd K. Schiffman, Pam Long

Re:	Group Nine Acquisition Corp.

Registration Statement on Form S-1

File No. 333-251560

Dear Mr. Schiffman, Ms. Long:

Group Nine Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on January 14, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,

GROUP NINE ACQUISITION CORP.

By:	/s/ Sean Macnew
Sean Macnew
Chief Financial Officer

Cc:	Ben Lerer, Group Nine Acquisition Corp.

Ian D. Schuman, Latham & Watkins LLP

J. Peyton Worley, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP